January 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jason Drory and Christine Westbrook

Re:	Acceleration Request of HCM Acquisition Corp
Registration Statement on Form S-1 (File No. 333-253673)

Dear Mr. Drory and Ms. Westbrook,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HCM Acquisition Corp (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 20, 2022, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Kevin Manz at (516) 225-7059.

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Thank you for your assistance in this matter.

Very truly yours,

/s/ James Bond
James Bond
President and Chief Financial Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP